Ku6 Media Co., Ltd.

Building 6, Zhengtongchuangyi Centre

No. 18, Xibahe Xili, Chaoyang District

Beijing 100028

The People’s Republic of China

May 20, 2016

Via E-mail

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission

Washington, D.C. 20549-3628

Re:	Ku6 Media Co., Ltd. Schedule 13E-3 Filed April 22, 2016 SEC File No. 005-81475

Dear Mr. Duchovny:

This letter is submitted by Ku6 Media Co., Ltd. (the “Company”) in response to the comments that you provided on behalf of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Schedule 13E-3, File No. 005-81475, filed on April 22, 2016 (the “Schedule 13E-3” or the “Filing”), as set forth in your letter to the Company dated May 16, 2016. In response to the Staff’s comments, the Company is also filing via EDGAR under separate cover Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”). For your convenience, the text of the Staff’s comments is set forth below (in bold), followed in each case by the Company’s response. Please note that all references to page numbers in the responses are references to Amendment No. 1 or the page numbers in the revised proxy statement attached as Exhibit (a)(1) to Amendment No. 1 (the “Revised Proxy Statement”).

To the extent any response relates to information concerning Shanda Investment Holdings Limited, Ku6 Acquisition Company Limited, Shanda Media Limited, Premium Lead Company Limited, Shanda Interactive Entertainment Limited, Shanda Pictures Corporation, Shanda Media Group Limited, and Tianqiao Chen, such response is included in this letter based on information provided to us by such other persons or their respective representatives.

Capitalized terms not otherwise defined in this letter have the meanings ascribed to them in the Revised Proxy Statement.

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Schedule 13E-3

1.	Please tell us why the Company’s directors and officers Mr. Feng Gao, Mr. Robert Chiu, Mr. Mingfeng Chen, and Mr. Jason (Zhensong) Ma are not filing persons on the Schedule 13E-3. We note that these individuals are affiliated with the Buyer Group as well as the Company. Also, tell us why you do not believe Shanda Group is a filing person.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on the cover page and page 1 of Amendment No.1.

Introduction

2.	Revise or remove the second sentence in the penultimate paragraph in this section. Filing persons may not disclaim their own disclosure.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 2 of Amendment No. 1.

3.	Please remove the first sentence of the final paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that the company is “controlled” by any filing person or affiliate of a filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

In response to the Staff’s comment, the Schedule 13E-3 has been revised. Please refer to the updated disclosure on page 2 of Amendment No. 1.

Proxy Statement

Cover Letter

4.	Your definition of Unaffiliated Security Holders includes within it affiliates: for example, all of your officers and directors and some of your filing persons. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

In response to the Staff’s comment, the defined term “Unaffiliated Holders” has been deleted from the proxy statement. The proxy statement now only refers to “unaffiliated security holders” in lieu of the defined term “Unaffiliated Holders”. Please refer to the updated disclosure on page ii and page iii of the Revised Proxy Statement and conforming changes throughout the whole Revised Proxy Statement.

We respectfully advise the Staff that as disclosed in the proxy statement, only the following directors and executive officers of the Company are affiliated with the Buyer Group: Mr. Feng Gao, chairman and chief executive officer, Mr. Robert Chiu, director, Mr. Mingfeng Chen, director, and Mr. Jason (Zhensong) Ma, director and acting chief financial officer (the “Affiliated Directors”). As of the date of this proxy statement, none of the Affiliated Directors owned any outstanding Shares (including Shares represented by ADSs) of the Company other than certain outstanding Options and award grants for unissued Restricted Shares. See “Special Factors—Interests of Certain Persons in the Merger—Treatment of Shares, Options and Restricted Shares Held by Directors and Executive Officers” on page 42 of the Revised Proxy Statement. All of the Restricted Shares owned by the Affiliated Directors will be cancelled at the Effective Time and the Affiliated Directors will only receive in exchange therefor awards for the Surviving Company

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Restricted Shares on the terms described in the Revised Proxy Statement. The remaining three directors of the Company, Mr. Qingmin Dai, Mr. Yong Gui and Ms. Jun Deng, are all independent directors and not affiliated with the Buyer Group. The negotiation of the Merger Agreement was conducted entirely under the control and supervision of three independent directors without any involvement of the Affiliated Directors.

As disclosed in the Revised Proxy Statement, the Special Committee and the Board reached their conclusions regarding the fairness of the Merger to the unaffiliated security holders after considering all of the factors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” in the Revised Proxy Statement. In particular, the Special Committee and the Board believe that it is reasonable and appropriate to rely on the opinion from Duff & Phelps in its determination as to the fairness, from a financial point of view, of the consideration payable in the transaction to the unaffiliated security holders, because the opinion addressed the fairness, from a financial point of view, of such consideration to shareholders and ADS holders other than holders of Excluded Shares, Restricted Shares and Dissenting Shares, which, by definition, included all unaffiliated security holders. To the extent that an affiliated security holder may exist other than the holders of the Excluded Shares and Restricted Shares, the consideration to be received by such affiliated security holder with respect to each Share held thereby will be the same in all respects as the consideration to be received by unaffiliated security holders with respect to each Share held thereby.

5.	Revise the cover letter to highlight that the Parent and the Supporting Parties hold sufficient votes at the special meeting to adopt the proposal.

In response to the Staff’s comment, the proxy statement has been revised to highlight this fact. Please refer to the updated disclosure on the first page of the cover letter of the Revised Proxy Statement.

Summary Term Sheet, page 1

6.	Please revise this section to move the legend required by Rule 13e-3(e)(iii) to the outside front cover page.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on the outside front cover of the Revised Proxy Statement.

7.	We note the Buyer Group will acquire 89.7% ownership and control of the Company. Please expand your disclosure to discuss who will retain ownership of the remaining 10.3%.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 3 of the Revised Proxy Statement.

8.	Revise this section to avoid duplication with the Questions and Answers (page 10). See Rule 13e-3(e) of the Exchange Act.

In response to the Staff’s comment, the disclosures in the sections entitled “Summary Term Sheet” and “Questions and Answers About the Extraordinary General Meeting and the Merger” have been revised so that the Revised Proxy Statement now includes disclosure regarding substantive information with respect to the terms of the Merger in the section entitled “Summary Term Sheet” and disclosure regarding procedural information with respect to the Merger in the section entitled “Questions and Answers About the Extraordinary General Meeting and the Merger.” Duplicative disclosure has been removed.

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Special Factors, page 17

9.	Revise this section of prominently disclose the information required by Item 7, 8, and 9 of Schedule 13E-3.

In response to the Staff’s comment, we have relocated this “Special Factors” section to the beginning of the Revised Proxy Statement, immediately following the Summary Term Sheet, in accordance with Rule 13e-3(e)(1)(ii) of the Exchange Act.

Background of the Transaction, page 17

10.	Refer to the last paragraph on page 17 which describes the authority granted to the Special Committee. Clarify here whether the committee had the authority to reject the transaction and terminate negotiations with Shanda.

The authority granted to the Special Committee by the Board included the authority to make recommendations to the Board on whether to accept or reject the Proposed Transaction.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 9 of the Revised Proxy Statement.

11.	We note in the entry dated March 20, 2016 (page 21) that the committee decided to forego asking for a higher offer price. Revise this disclosure to describe the fiduciary duties of the directors in connection with this transaction.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 13 of the Revised Proxy Statement.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 22

12.	Revise the first paragraph of page 23 to quantify the costs of remaining a public company.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 15 of the Revised Proxy Statement.

13.	We note that the special committee and the board considered management’s view as to the company’s business, financial condition, results of operations, prospects and competitive position. Revise your disclosure to be more specific as to each item considered.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 15 of the Revised Proxy Statement.

14.	With respect to the eighth bullet point on page 24, please address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than holders of Excluded Shares rather than all security holders unaffiliated with the company.

We respectfully advise the Staff that the Special Committee and the Board reached their conclusions regarding the fairness of the Merger to unaffiliated security holders after considering all the factors discussed in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” in the Revised Proxy Statement. The opinion of Duff & Phelps was only one of many factors considered and the fairness conclusions were not based on any one factor or aspect of any particular factor in isolation. Accordingly, the fact that Duff &

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Phelps’ opinion referenced holders of the Shares (other than holders of Excluded Shares) rather than “unaffiliated security holders” did not alter the Special Committee and the Board’s fairness determinations.

In response to the Staff’s comment, the proxy statement has been revised to further clarify this issue. Please refer to the updated disclosure on page 17 of the Revised Proxy Statement.

Please also refer to our responses to Question 4.

15.	Your disclosure in the fifth bullet point on page 25 refers to “extensive negotiations with Shanda.” It is unclear how the negotiations described in the Background section, especially over the transaction price, can be described as extensive given that there appear to have been very few discussions of price. Please advise.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 17 of the Revised Proxy Statement.

As for the negotiation over the transaction price, please also refer to our responses to Question 11.

16.	When discussing the potential negative factors please discuss that the final merger agreement does not have a majority of the minority vote condition and explain in your disclosure how you were able to reach the fairness determination disclosed given the absence of this condition and the fact that the acquiring parties control a supermajority of your shares and had already determined they were not interested in selling their shares.

We respectfully advise the Staff that as disclosed in the proxy statement, in reaching their determinations that the Merger is fair and advisable to, and in the best interests of, the Company and the Unaffiliated Holders, the Board and the Special Committee considered all the factors as described in “Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board” and “Special Factors—Purposes of and Reasons for the Merger” in the Revised Proxy Statement, and believe that the Merger Agreement and the transactions contemplated thereby are substantively and procedurally fair to the Unaffiliated Holders.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 18 of the Revised Proxy Statement.

17.	Revise the last paragraph on page 26 to explain why you believe that the company’s liquidation value is less than its going concern value.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 19 of the Revised Proxy Statement.

18.	Revise your disclosure to address book value as it relates to your fairness determination.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 86 of the Revised Proxy Statement.

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Position of the Buyer Group as to the Fairness of the Merger, page 27

19.	Please revise this section to disclose any negative factors. If you do not believe any negative factors are present, state so. Also, revise to address each part of Item 1014 of Regulation M-A, including its instructions.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 22 of the Revised Proxy Statement.

Certain Financial Projections, page 30

20.	We note your disclosure is a summary of the company’s internal projections. Revise to disclose the full projections.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on pages 24 to 25 of the Revised Proxy Statement.

21.	We note that you have included non-GAAP financial measures in the projected financial information. Please revise to provide the disclosure required by Rule 100 of Regulation G. Refer to Question 101.01 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Proxy Statement.

Opinions of Duff & Phelps, the Special Committee’s Financial Advisor, page 32

22.	Revise the last bullet point on page 32 to describe the “other internal documents” company management provided to Duff & Phelps.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 27 of the Revised Proxy Statement.

23.	Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the company’s projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, (ii) each information measure used for each comparable company that is the basis for the multiples disclosed on pages 37-38 with respect to the Selected Public Company analysis, and (iii) the transaction data from each transaction that resulted in the multiples disclosed on pages 37-38 with respect to the Selected M&A Transactions analysis.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 31 and 32 of the Revised Proxy Statement.

24.	Disclose the basis for assumption of a 4.0% terminal growth rate and the discount rates range of 17.5% to 21.5%, each used in the Discounted Cash Flow analysis.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 29 of the Revised Proxy Statement.

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

Purpose of and Reasons for the Merger, page 40

25.	Revise the first sentence of the disclosure under the caption “The Buyer Group” to remove doubt from whether the members of the Buyer Group are deemed to be engaged in the going private transaction. The determination to file the Schedule 13E-3 is your conclusion that these parties are in fact affiliates engaged in the going private transaction.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

26.	Revise this section and the disclosure providing the reasons for entering into the transaction for each filing person to explain why each filing person has engaged in the going private transaction at this time. See Item 1013(c) of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 36 of the Revised Proxy Statement.

Effects of the Merger on the Company, page 41

27.	Provide the disclosure required by instruction 3 to Item 1013 of Regulation M-A.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 39 of the Revised Proxy Statement.

Alternatives to the Merger, page 44

28.	In the second paragraph, you disclose that the possibility of continuing to operate the company as an independent entity is “included” among the alternatives considered. We are unable to find any disclosure of other alternatives considered. Please revise or advise. Refer to Item 1013(b) of Regulation M-A for guidance.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on page 40 of the Revised Proxy Statement.

Other Related Transactions, page 72

29.	We note your reference to disclosure of the company’s related party transactions appearing in your annual report. To the extent that disclosure is responsive to your disclosure requirements under Schedule 13E-3, revise the proxy statement to include that disclosure.

In response to the Staff’s comment, the proxy statement has been revised. Please refer to the updated disclosure on pages 44 and 45 of the Revised Proxy Statement.

* * *

Please note that Amendment No. 1 also includes certain other updates to the Company’s disclosures and internal conforming changes.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

Daniel F. Duchovny
U.S. Securities and Exchange Commission
May 20, 2016

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Attached hereto as Exhibit A is a similar written acknowledgement by each of the filing persons other than the Company.

[Signature page follows]

The Company appreciates the Staff’s attention to the review of the Filing. Please do not hesitate to contact the undersigned or James C. Lin of Davis Polk & Wardwell, counsel to the Company, at +852-2533-3368, if you have any questions regarding Amendment No. 1 or this letter.

Sincerely,

Ku6 Media Co., Ltd.
By:	/s/ Qingmin Dai
Name:	Qingmin Dai
Title:	Chairman of the Special Committee, Authorized Signatory

cc:	James C. Lin, Esq. (Davis Polk & Wardwell) Akiko Mikumo, Esq. (Weil, Gotshal & Manges LLP) Charles Ching, Esq. (Weil, Gotshal & Manges LLP) Miranda So, Esq. (Davis Polk & Wardwell)

Exhibit A

ACKNOWLEDGMENT

In response to the comments of the staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated May 16, 2016, with respect to the Schedule 13E-3, File No. 005-81475 (the “Schedule 13E-3”) filed on April 22, 2016 by Ku6 Media Co., Ltd. and the other filing persons named therein (such other filing persons, the “Filing Persons”), the undersigned hereby acknowledge that in connection with Amendment No. 1 to the Schedule 13E-3 (“Amendment No. 1”), which is filed concurrently with the submission of this acknowledgment, as well as any subsequent amendment to Amendment No. 1 filed with the SEC:

•	the Filing Person is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Amendment No. 1; and

•	the Filing Person may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Dated as of May 20, 2016

[Signature pages follow]

Shanda Investment Holdings Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Ku6 Acquisition Company Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda MEDIA Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

[Signature Page to the Acknowledgement]

Shanda Interactive Entertainment Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda Pictures Corporation

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda Media Group Limited

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Shanda GROUP PTE. LTD.

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

Tianqiao Chen

/s/ Tianqiao Chen

[Signature Page to the Acknowledgement]

Feng Gao

/s/ Feng Gao

Robert Chiu

/s/ Robert Chiu

MinGfeng Chen

/s/ MinGfeng Chen

Jason (Zhensong) Ma

/s/ Jason (Zhensong) Ma

[Signature Page to the Acknowledgement]